UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 20)*
                          VELOCITY EXPRESS CORPORATION
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                                (NAME OF ISSUER)
                          COMMON STOCK, $.004 PAR VALUE
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                         (TITLE OF CLASS OF SECURITIES)

                                    92257T103
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                                 (CUSIP NUMBER)

                             MICHAEL W. SCHLEY, ESQ.
                       LARKIN HOFFMAN DALY & LINDGREN LTD.
                             1500 WELLS FARGO PLAZA
                            7900 XERXES AVENUE SOUTH
                           MINNEAPOLIS, MN 55431-1194
                                 (952) 835-3800
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            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                FEBRUARY 15, 2005
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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





CUSIP No.         92257T103
         ---------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         Richard Neslund and Mabeth Neslund

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)
         (b)

3.       Sec Use Only

4.       Source of Funds (See Instructions)

         Not Applicable

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization

         United States

                  7.    Sole Voting Power

                        As of the close of business on February 15, 2005:
                        434,574 shares of common stock (420,730 of which are
                        common shares and 13,844 of which are represented by
Number of               warrants to purchase common stock).
Shares Bene-
ficially          8.    Shared Voting Power
Owned by
Each              9.    Sole Dispositive Power
Reporting
Person With             As of the close of business on February 15, 2005:
                        434,574 shares of common stock (420,730 of which are common shares and 13,844 of which are represented by warrants to purchase common stock).

                  10.   Shared Dispositive Power

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         As of the close of business on February 15, 2005: 434,574 shares of common stock (420,730 of which are common shares and 13,844 of which are represented by warrants to purchase common stock).

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount if Row (11)

         3.2%

14.      Type of Reporting Person (See Instructions)

         IN

Note: Information in this Amendment to Schedule 13D is as of the date of event shown on the cover page hereof.

The Reporting Persons (defined below) have engaged in no transactions in the Issuer's securities since filing the most recently required Amendment to
Schedule 13D and disclaim any obligation to file this Amendment.

Information regarding the percentage of ownership is based upon information as of the close of business on February 15, 2005 as provided by the Issuer in its current report on Form 8-K filed with the Commission on February 15, 2005.

Item 1.  Security and Issuer

         The name of the Issuer is Velocity Express Corp. (the "Issuer") and the address of its principal office is One Morningside Drive North, Building B-Suite 300, Westport, CT 06880. The title of the class of equity security to which this statement relates is Common Stock.

Item 2.  Identity and Background

         This statement is filed jointly by Richard Neslund and Mabeth Neslund, who affirm that they do not constitute a group (together, the "Reporting Persons").

(a).     Richard Neslund and Mabeth Neslund

(b).     15210 Wayzata Boulevard
         Wayzata, MN 55391

(c). Mr. Neslund is President of Park Avenue of Wayzata, Inc. The address of the principal office of Park Avenue of Wayzata, Inc. is 15210 Wayzata Boulevard, Wayzata, Minnesota 55391.

(d). Neither of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e). Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violation, or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).     Both of the Reporting Persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

No funds were involved as this Amendment relates only to a conversion of preferred stock into common stock and the effect of the 1-for-50 reverse split effected by the Issuer as of the close of business on February 15, 2005.

Item 4.  Purpose of Transaction

The Reporting Persons beneficially acquired the shares of common stock of the Issuer reported herein for investment purposes. The Reporting Persons reserve the right to purchase additional shares or to sell shares if they deem such action to be in their best interest.

The Reporting Persons entered into a voting agreement in which they agreed to vote, and did vote, all of their shares of stock for all of the Issuer's proposals that were voted on at the Issuer's Annual Meeting of Stockholders held February 14, 2005, some of which proposals related to and resulted in: (i) the acquisition of a majority of the outstanding shares of stock of the Issuer; (ii) changes in the Issuer's board of directors or management or to change the number or term of directors or to fill any existing vacancies on the board; (iii) changes in the present capitalization or dividend policy of the Issuer; and (iv) changes in the Issuer's charter, bylaws or instruments which may impede the acquisition of control or the Issuer by any person.

Item 5.  Interest in Securities of the Issuer

(a). As of the close of business on February 15, 2005, the Reporting Persons beneficially own 434,574 shares of common stock (420,730 of which are common shares and 13,844 of which are represented by warrants to purchase common stock).

         These shares represent 3.2% of the outstanding common stock of the Issuer computed in accordance with Rule 13d-3. The number of shares outstanding is based upon information as of the close of business on February 15, 2005 as provided by the Issuer in its current report on Form 8-K filed with the Commission on February 15, 2005.

(b). The Reporting Persons have sole power to vote or to direct the vote of all of shares as described in Item 5(a).

(c). The number of shares of common stock owned by the Reporting Persons was: (1) increased from 377,113 to 21,036,488 shares pursuant to the Reporting Persons' conversion of all 195,453 shares of Series F, 50,000 shares of Series H, and 833,333 Series I shares held by them into the applicable amount of common stock, on a fully-diluted basis (5,781,064, 2,526,528 and 12,351,783, respectively), issuable upon conversion of such Series F, Series H and Series I shares on February 15, 2005, and
         (2) was decreased to reflect the 1-for-50 reverse stock split effected by the Issuer as of the close of business on February 15, 2005.

         The number of warrants to purchase common stock was decreased to reflect the 1-for-50 reverse stock split effected by the Issuer as of the close of business on February 15, 2005.

         The percentage of the Reporting Persons' ownership was decreased upon conversion by the Reporting Persons of their Preferred Stock into common stock and as a result of other transactions by the Issuer.

(d).     Not applicable.

(e). The Reporting Persons ceased to be the beneficial holders of more than five percent of the Issuer's common stock as of the close of business on February 15, 2005.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.  Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   02-28-2005                    /s/ Michael W. Schley as Attorney-In-Fact
      ---------------                  -----------------------------------------
                                       Richard Neslund

                                       /s/ Michael W. Schley as Attorney-in Fact
                                       -----------------------------------------
                                       Mabeth Neslund